Exhibit 99.2

TOYO Co., Ltd Announces Second Half and Full Year 2024 Financial Results

TOKYO, Japan, April 28, 2024 – TOYO Co., Ltd (Nasdaq: TOYO) (“TOYO” or the “Company”), a solar solution company, today announced its financial results for the second half and fiscal year ended December 2024.

FY 2024 Highlights

●	1.743 GW shipped

●	Revenues increased 184% to $177.0 million compared to $62.4 million in 2023

●	Gross profit margin of 12.4% compared to 26.7% in 2023

●	Net income of $40.9 million in 2024 compared to $9.9 million in 2023

2H2024 Highlights

●	758 MW shipped

●	Revenues were $38.9 million compared to $62.4 million for the same period in the prior year

●	Gross profit margin of -12.2% compared to 26.7% for the same period in the prior year

●	Net income of $21.3 million compared to net income of $11.8 million for the same period in the prior year

Outlook for 2025

●	Solar cell shipments are expected to reach 3.5 GW, fuelled by robust demand and new capacity from the Company’s manufacturing facility in Ethiopia.

●	First 1 GW solar module production in Houston metropolitan area, Texas is expected to commence in mid-2025.

●	Net income expected to reach $33 million, reflecting continued growth and improved margins

Management comments

“In 2024, while our revenues surged by 184% year-over-year, our margins in the second half of the year were severely impacted by the anti-dumping (AD) and countervailing duties (CVD) imposed by the U.S. Department of Commerce and the International Trade Commission on solar manufacturers operating in Vietnam,” said Junsei Ryu, Chairman and CEO of TOYO.

“These measures disrupted our delivery schedules and pricing structure as our end customers awaited clarity on the final tariffs and market pricing. Despite these headwinds, we’ve remained focused on laying the groundwork for sustainable long-term growth and a return to profitability in 2025. We successfully launched a 2GW solar cell facility in Ethiopia, which is now operational. In response to robust customer demand, we’ve made the strategic decision to double this capacity, targeting a total of 4GW by end of August 2025.”

“Our expansion into Ethiopia has not only allowed us to offset tariff impacts but also reinforced our global competitiveness, with that capacity fully allocated for 2025. The first 1GW of capacity at our solar module plant in Houston metropolitan area, Texas, is expected to come online by mid-2025, supported by strong demand from customers in the U.S. Our diversified supply chain positions us very well to serve the U.S. market, where utility-scale demand remains robust, given the speed and cost competitiveness of solar. Looking forward, we remain deeply committed to the U.S. market and are accelerating the expansion of our manufacturing footprint across all solar cell and module facilities.”

Unaudited Second Half 2024 Results

Revenues for the second half of 2024 were $38.9 million, which decreased 37.7% from $62.4 million in the same period last year. The decline was primarily due to customer order delays and adjustments, as the Company shifted its focus to non-U.S. markets to mitigate the impact of anti-dumping and countervailing duties.

The cost of revenues was $43.6 million for the second half of 2024, which decreased 4.6% compared to $45.7 million for the same period last year.

Total operating expenses increased to $8.5 million for the second half of 2024 from $2.9 million for the same period last year.

●	Selling and marketing expenses were $1.3 million for the second half of 2024 compared to $0.02 million for the same period last year. The increase was attributable to commercial production, which only started in Q3 2023, and the shift in sales from affiliated to third-party customers.

●	General and administrative expenses were $7.2 million for the second half of 2024, compared to $2.9 million for the same period last year. The increase was primarily driven by an increase in expenses related to the U.S. listing, as well as land and plant leases for the Company’s U.S. and Ethiopia expansion and expenses related to the start-up phase of operations for the solar module plant in Houston metropolitan area, Texas.

Net income was $21.3 million for the second half of 2024, compared to a net income of $11.8 million for the same period last year.

Full Year 2024 Financial Results

Revenues were $177.0 million for 2024, representing an 184% year-over-year increase from the prior year. The increase was primarily driven by shifting into commercial-scale production at the Vietnam cell facility in the second half of 2023, along with sales to alternate markets.

Cost of revenues was $155.1 million, a 239% increase from $45.7 million in the prior year. The increase in cost of revenue was approximately in line with the increase of sales in solar cells.

Gross profit was $21.9 million, compared to $16.6 million in the prior year. Gross profit margin was 12.4% in fiscal year 2024 compared to 26.7% in the same period of 2023. The decrease in gross profit margin was related to the customer adjustments made in the second half of 2024 to mitigate risk from AD/CVD to non-US end customers with lower Average Selling Prices, as well as the impact of reduced capacity utilization in Vietnam in the period of market adjustment.

Operating expenses were $12.7 million compared to $4.7 million in the prior year, representing an increase of 172.7% year-over-year.

●	Selling and marketing expenses were $1.6 million compared to $0.02 million in 2023. The increase was primarily attributable to an increase in freight and handling expenses, as well as sales commissions as the Company shifted from primarily selling its solar cells from affiliated customers to third-party customers.

●	General and administrative expenses were $11.1 million, an increase from $4.6 million in 2023. The increase was primarily attributable to increased expenses related to listing, land, and plant lease expenses in the U.S. and Ethiopia and an increase in depreciation and amortization expenses.

Net income was $40.9 million, compared to a net income of $9.9 million in the prior year. Net income in 2024 included a $35.1 million change in fair value of contingent consideration payable for 13 million earnout shares.

Earnings per share, basic and diluted, excluding 13 million earnout shares, was $0.13 compared to earnings per share, basic and diluted, of $0.24 in the prior year.

As of December 31, 2024, the Company had $15.5 million in cash and restricted cash in total, compared to $19.0 million as of December 31, 2023.

Business Outlook

“Navigating global trade headwinds with agility and foresight, we have proactively realigned our Vietnam manufacturing operations to focus on non-U.S. markets. This strategic shift has enabled us to maintain shipment stability and significantly reduce exposure to tariff-related risks,” said Mr. Ryu.

“Simultaneously, our expansion into Ethiopia marks a transformative move toward long-term growth. Our new 2GW solar cell facility is fully operational, with over 80MW scheduled for customer delivery by the end of April 2025. This site is a strategic anchor in our global growth roadmap, enabling us to serve high-demand markets while preserving margin integrity and deepening customer partnerships.”

“With approximately 3.5GW in projected shipments for 2025, we expect to generate $33 million in net income, driven by enhanced operational efficiency and our position as one of the market leaders in the solar sector with a substantial market share in utility-scale U.S. solar installations,” he concluded.

Conference Call

TOYO will host a webcast and conference call to discuss its second half and fiscal year 2024 results on April 28, 2025, at 8:30 a.m. ET. A live webcast and a slide presentation will be available on TOYO’s investor relations website in the “Events” section at investors.toyo-solar.com.

The dial-in numbers for the conference call are as follows:

Participant Toll-Free Dial-In Number: (800) 715-9871

Participant Toll Dial-In Number: +1 (646) 307-1963

Japan - Tokyo: +81.3.4578.9081

Conference ID: 7240281

Live Webcast: https://events.q4inc.com/attendee/370740443

Exchange Rate Information

This announcement contains translations of certain Vietnamese Dong, or VND, amounts into U.S. dollars at a specified rate solely for the reader’s convenience. Unless otherwise noted, except for the cash balance made at a rate of VND25,056 to US$1.00, the exchange rate as of December 31, 2024, all translations from VND to U.S. dollars and from U.S. dollars to VND are made at a rate of VND 25,488 to US$1.00, the average exchange rate for the twelve months ended December 31, 2024, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the VND or U.S. dollar amounts referenced could be converted into U.S. dollars or VND, as the case may be, at any particular rate or at all.

About TOYO Co., Ltd.

TOYO is a solar solutions company that is committed to becoming a full-service solar solutions provider in the global market, integrating the upstream production of wafers and silicon, midstream production of solar cells, downstream production of photovoltaic modules, and potentially other stages of the solar power supply chain. TOYO is well-positioned to produce high-quality solar cells at a competitive scale and cost.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expected growth of TOYO, the expected order delivery of TOYO, TOYO’s construction plan of manufactures, and strategies of building up an integrated value chain in the U.S. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of TOYO’s management and are not predictions of actual performance.

These statements involve risks, uncertainties, and other factors that may cause actual results, activity levels, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Although TOYO believes that it has a reasonable basis for each forward-looking statement contained in this press release, TOYO caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the documents filed by TOYO from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

TOYO cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to several risks and uncertainties, including, among others, the outcome of any potential litigation, government or regulatory proceedings, the sales performance of TOYO, and other risks and uncertainties, including but not limited to those included under the heading “Risk Factors” of the filings of TOYO with the SEC. There may be additional risks that TOYO does not presently know or that TOYO currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of TOYO as of the date of this press release. Subsequent events and developments may cause those views to change. However, while TOYO may update these forward-looking statements in the future, there is no current intention to do so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of TOYO as of any date subsequent to the date of this press release. Except as may be required by law, TOYO does not undertake any duty to update these forward-looking statements.

Contact Information:

For TOYO Co., Ltd.

IR@toyo-solar.com

Crocker Coulson

Email: crocker.coulson@aummedia.org

Tel: (646) 652-7185

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